

PERFECT FRY COMPANY LTD.
615 - 71 Avenue S.E.
Calgary, Alberta, Canada T2H 0S7

Tel: (403)255-7712
Fax: (403)255-1725
Toll Free: 1 (800)265-7711

March 18, 2003



Securities and Exchange Commission
450 - 5th Street NW
Washington, DC 20549
USA

ATTENTION: **Secretary**

RE: **Commission File Number 82-1609**

Please find enclosed copies of the First Quarter ended January 31, 2003 Report (Unaudited), the 2002 Annual Report and of materials for the Annual General Meeting for our company.

This information is being furnished to the Commission pursuant to Rule 12g3-2(b).

Sincerely,

Sharon Haasdyk

Sharon Haasdyk
Chief Financial Officer

dlw 5/12

G:/Data Pool/Investor Relations/Press Releases/SECPRSRL.DOC



PERFECT FRY CORPORATION

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF PERFECT FRY CORPORATION (the "Corporation") for use at the Annual Meeting of the shareholders of the Corporation (the "Meeting") to be held on Monday, April 14, 2003, at 9:00 a.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Corporation. The cost of such solicitation will be borne by the Corporation.

GENERAL

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are directors and/or officers of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the Corporation at its office at 615 – 71st Avenue S.E., Calgary, Alberta, T2H 0S7, or c/o Computershare Trust Company of Canada at 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, not later than the close of business on the business day preceding the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. In the absence of such instructions, such shares **WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Shares and Principal Holders Thereof

The Corporation's issued and outstanding voting shares consist of 9,788,656 Common Shares. Holders of Common Shares are entitled on a ballot vote at the Meeting, or any adjournment thereof, to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting.

The Corporation has set the close of business on February 24, 2003 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. Holders of shares of the Corporation named on that list will be entitled to vote the shares then registered in their name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than ten (10) days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Corporation, as at February 24, 2003, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, except for John F. Senior and Vic G. Walls, who beneficially own, directly or indirectly, or exercise control or direction over, 1,021,500 and 1,081,800 shares, respectively, representing 10.4% and 11.1%, respectively, of the outstanding shares of the Corporation.

Voting of Common Shares - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders hold Common Shares through brokers and their nominees and not in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Shares held by brokers or their nominees can only be voted (for or against any resolution) by the brokers or nominees upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

There are two ways Beneficial Shareholders can vote their shares held by a broker or nominee.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC mails the proxy materials to the Beneficial Shareholders with a voting information form ("VIF"), which is prepared by IICC, and asks the Beneficial Shareholders to return the VIF to IICC, or otherwise communicate voting instructions to IICC (by way of the Internet or telephone, for example). IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from IICC may not be able to use that VIF to vote Common Shares directly at the Meeting.**

The VIF must be returned to IICC (or instructions respecting the voting of Common Shares must otherwise be communicated to IICC) well in advance of the Meeting in order to have the Common Shares voted.

Since the Corporation has limited access to the names of its Beneficial Shareholders, a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder's broker. However, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy or VIF provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker. Do not otherwise complete the form of proxy or VIF as your vote will be taken at the meeting.**

BUSINESS OF THE ANNUAL MEETING

Receipt of the Financial Statements and Auditors' Report

The Financial Statements of the Corporation for the year ended October 31, 2002 and the auditors' report thereon will be placed before the shareholders at the Meeting.

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed supplemental mailing list request form, together with the completed form of proxy, to the Corporation at its office at 615 – 71st Avenue S.E., Calgary, Alberta, T2H 0S7.

Election of Directors

At present, the articles of the Corporation provide that the Board of Directors shall consist of a minimum of three and a maximum of seven directors.

It is proposed that the number of directors of the Corporation be fixed at four, and that the persons listed below be nominated for election as directors at the Meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote to fix the number of directors to be elected at the Meeting at four and to vote for the election of the nominees listed below to the Board of Directors. Each director elected will hold office until the close of the next annual general meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets forth, for all persons proposed to be nominated for election as directors, all positions and offices with the Corporation now held by them, their principal occupations, the periods during which they have served as directors of the Corporation, and the number of voting shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of February 24, 2003.

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Voting Shares
Gary G. Calderwood[1] President, Chief Executive Officer, Secretary, Director	President, Chief Executive Officer and Secretary of the Corporation.	March 8, 1993	779,730[3]
John F. Senior[1] Director	Chairman of Speedi Gourmet Ltd. and director and officer of seven other companies involved in the manufacture and sale of fast food.	February 9, 1994	1,021,500[4]
Vic G. Walls[1] Director	President of Border Paving, a paving company.	March 12, 2002	1,081,800
Gordon Sigurdson[1] Director	President of Harlan Fairbanks Co. Ltd., a food equipment distribution company.	June 12, 2000	102,000

Notes:

(1) Members of the Audit Committee of the Board of Directors.
(2) The Corporation does not have an Executive Committee of its Board of Directors.
(3) Includes shares that are owned by Mr. Calderwood's spouse.
(4) Includes shares that are owned by Mr. Senior's spouse.

Management and the Board of Directors of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board of Directors is committed to ensuring that the Corporation's practices comply with the principles of good corporate governance contained in the Corporate Finance Manual of the TSX Venture Exchange and with the intent of the corporate governance guidelines outlined by The Toronto Stock Exchange. The Corporation's Board of Directors consists of four directors, three of whom are outside directors. The outside directors bring to the Corporation extensive knowledge of the food services industry gained from experience as senior executives of their own successful business enterprises.

Appointment of Auditors

The shareholders will be asked to vote for the appointment of Dart Bryant, Chartered Accountants ("Dart Bryant") of Calgary, Alberta, as auditors of the Corporation until the close of the next annual general meeting, at such remuneration as may be approved by the board of directors of the Corporation. Dart Bryant was first appointed auditors of the Corporation effective November 24, 2000. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the reappointment of Dart Bryant as auditors of the Corporation. Prior to the appointment of Dart Bryant as auditors of the Corporation, the auditors of the Corporation were KPMG, Chartered Accountants.

GENERAL INFORMATION

Directors' and Officers' Compensation

Summary Compensation Table

The following table discloses, for the periods indicated, total compensation received by the person who acted as Chief Executive Officer of the Corporation during the preceding financial year (the "Named Executive Officer"). The Corporation has other officers whose total salary and bonus did not exceed $100,000 in the preceding financial year and is therefore not disclosed.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
					Awards
		Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options Granted (#)
Gary G. Calderwood President and CEO	2002	$60,000	18,531.66	-	Nil
	2001	$60,000	-	-	Nil
	2000	$60,000	-	-	Nil

Note:

(1) The aggregate amount of other annual compensation paid to the CEO did not exceed 10% of the aggregate of his salary and bonus for each of the fiscal years cited.

Options Granted During the Most Recently Completed Financial Year

The following table sets forth the options to purchase or acquire securities of the Corporation or any of its subsidiaries granted to the Named Executive Officer during the most recently completed financial year.

Name	Securities Under Option Granted (#)	% of Total Options Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Gary G. Calderwood	nil	N/A	N/A	N/A	N/A

Note:

(1) All securities under option are Common Shares.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth all options exercised during the financial year ended October 31, 2002 and the financial year-end values for options held by the Named Executive Officer.

Name	Securities Acquired on Exercise (No. of Shares)	Aggregate Value Realized[1]	Unexercised Options at Financial Year End		Value of Unexercised Options at Financial Year End[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gary G. Calderwood	nil	N/A	150,000	nil	nil	nil

Notes:

(1) Calculated by multiplying the number of Common Shares acquired on the exercise of the options by the difference between the market price of the Common Shares on the date of exercise and the exercise price of the options.

(2) Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares at October 31, 2002 and the exercise price of the options. The closing price of the Corporation's shares on The Canadian Venture Exchange on October 16, 2002, being the last trade prior to October 31, 2002, was $0.08.

Compensation of Directors

Each of the directors of the Corporation is eligible to participate in the Corporation's stock option plan. During the most recently completed financial year, no options were granted to any of the directors of the Corporation and no cash compensation was paid to such directors in their capacities as such.

Other Business

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated this 7th day of March, 2003.

(Signed) Gary G. Calderwood
Chief Executive Officer

(Signed) Sharon L. Haasdyk
Chief Financial Officer

SUPPLEMENTAL MAILING LIST REQUEST FORM

To: Perfect Fry Corporation (the "**Corporation**")

The undersigned is a registered or beneficial owner of securities of the Corporation and hereby requests that it be placed on the Corporation's supplemental mailing list to receive the Corporation's interim financial statements and reports.

Dated the ______ day of __________, 2003.

Print Name and Address:

____

____

____

____

____
Signature

PERFECT FRY CORPORATION
615 - 71 Avenue S.E.
Calgary, Alberta
T2H 0S7

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual Meeting of the shareholders of Perfect Fry Corporation (the "Corporation") will be held at the offices of Fraser Milner Casgrain LLP, 30th Floor, Fifth Avenue Place, 237 – 4th Avenue S.W., Calgary, Alberta, at the hour of 9:00 a.m. (Calgary time) on Monday, April 14, 2003 (the "Meeting"), for the following purposes:

1. To receive the Financial Statements of the Corporation for the year ended October 31, 2002 together with the report of the auditors thereon.

2. To elect directors, and in connection therewith to fix the number of directors to be elected, as described in the Information Circular accompanying this Notice.

3. To appoint auditors for the Corporation.

4. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and return it to the Corporation at its office at 615 - 71 Avenue S.E., Calgary, Alberta, T2H 0S7. **A form of proxy must be completed and delivered to the Corporation not later than the close of business on the business day preceding the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting or any adjournment thereof, in order to be valid for use at the Meeting.**

Shareholders holding shares registered in the name of a broker or other nominee should ensure that they make arrangements to instruct the broker or other nominee how their shares are to be voted at the Meeting in order for their vote to be counted at the Meeting.

DATED at Calgary, Alberta, the 7th day of March, 2003.

By Order of the Board of Directors

(Signed)
Gary G. Calderwood
President and Chief Executive Officer

696396_1


RECEIVED
MAR 2 6 2003
OFFICE OF THE SECRETARY

PERFECT FRY CORPORATION
PROXY

ANNUAL MEETING OF SHAREHOLDERS
APRIL 14, 2003
THIS PROXY IS SOLICITED BY THE MANAGEMENT OF PERFECT FRY CORPORATION

The undersigned shareholder of Perfect Fry Corporation (the "Corporation") hereby appoints Gary G. Calderwood, President, Chief Executive Officer and a Director of the Corporation, or failing him, John F. Senior, Chairman of the Board and a Director of the Corporation, or instead of either of them __________________ as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on April 14, 2003 and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

1. On the election of directors, to fix the number of directors to be elected at four as set forth in the Information Circular of the Corporation dated March 7, 2003:

VOTE FOR ______________________ **or VOTE AGAINST ______________________**
(and, if no specification is made, to vote FOR)

2. On the election of directors, for the nominees set forth in the Information Circular of the Corporation dated March 7, 2003:

VOTE FOR ______________________ **or WITHHOLD VOTE ____________________**
(and, if no specification is made, to vote FOR)

3. On the appointment of Dart Bryant, Chartered Accountants, as auditors of the Corporation:

VOTE FOR ______________________ **or WITHHOLD VOTE ____________________**
(and, if no specification is made, to vote FOR)

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the meeting or any adjournment thereof in such manner as the person above named may see fit.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises.

DATED this __________ day of ______________, 2003.

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

NOTE:

1. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE ANNUAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY TO THE CORPORATION AS INDICATED BELOW.**

2. This form of proxy must be dated and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate.

3. In order for this form of proxy to be effective at the meeting or any adjournment thereof, it must be signed and deposited with the Corporation at its office at 615 – 71st Avenue S.E., Calgary, Alberta, T2H 0S7, or c/o Computershare Trust Company of Canada at 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, not later than the close of business on the business day preceding the date of such meeting or any adjournment thereof or with the chairman of the meeting on the day of the meeting or any adjournment thereof prior to the commencement of the meeting or any adjournment thereof.

696375_1


PERFECT
FRY
COMPANY

PERFECT FRY CORPORATION

FIRST QUARTER ENDED JANUARY 31, 2003


PERFECT
FRY
COMPANY
CAUTION
IN CASE OF FIRE
PULL

CORPORATE PROFILE

Perfect Fry Corporation is a public company headquartered in Calgary, Alberta, Canada. Its common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers and accessories. The highly efficient Perfect Fryer is slightly larger than a microwave oven, requires no external ventilation systems, and incorporates proprietary built-in air filtration and fire prevention systems.

Perfect Fry's prime market niche is the fast-food retail industry that sells popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores. The Perfect Fryer and complementary products enjoy rapidly growing sales in Canada, the United States, South America, Europe, Australia, Asia and the Middle East.

At the center of the Company's aggressive market development activities is an international network of independent distributors and dealers supported by an extensive marketing and sales promotion infrastructure. This infrastructure is the most visible element of a plan for growth the Company has spent several years developing. It leverages the Company's core strengths: an innovative employee and management team; an in-depth knowledge of domestic and international niche markets; proven creativity in product development; multi-disciplinary technical competencies and a commitment to customer service that is second to none in the industry.

Perfect Fry offers investors these key ingredients to equity growth:

- an effective and experienced management team dedicated to growing the Company and building value
- a creative, multi-discipline team of employees who are encouraged to 'think outside the box'
- a strong financial structure, ready access to capital to finance growth, excellent credit, no debt and sophisticated financial reporting and inventory tracking systems
- state-of-the-art products serving a strong consumer demand – patented and continuously updated by research and development
- a rapidly expanding distribution network supported by a strong marketing and sales infrastructure, and food-industry alliances and incentive programs
- a production, marketing and distribution infrastructure that is continuously expanding a profitable niche in the global fast food industry
- a track record of excellence in product quality, customer care and corporate integrity.

HIGHLIGHTS

- Record first quarter revenue set in first quarter of Fiscal 2003.
- The Company acquires land and building in Calgary to house its head office and manufacturing facilities.
- New program offered to Canadian distributors to establish rental fleet of Perfect Fryers shows encouraging results.

STOCK EXCHANGE LISTING

Perfect Fry Corporation, symbol PNM, is listed on the TSX Venture Exchange.
USA 12G3-2 (b) Exemption Number 82-1609.

Letter from the Chairman and President

We are pleased to report that Fiscal 2003 has started on a strong note. Revenue for the first quarter was $733,768, exceeding record first quarter revenues achieved in the first quarter of 2002 of $729,677. Net earnings for the quarter were $6,523 compared with a loss of ($2,554) in the same period last year. Operating margins fell slightly to $51,587 compared with $56,845 the previous year. As such, the operating margin (Revenues less Operating Expenses) as a percentage of Revenues remained virtually unchanged, 7.03% in the first quarter of Fiscal 2003 compared with 7.79% in the same period of Fiscal 2002.

Our strongest market, the U.S., managed to achieve a 1.9% increase in sales in the first quarter of Fiscal 2003 over the same period in Fiscal 2002, despite the unsure economy south of the border. We believe this continued success is largely a result of the marketing and sales initiatives undertaken during Fiscal 2002 and the supporting infrastructure the Company has been building for several years. This includes a number of collaborative and strategic alliances with national food manufacturers which both support the Company's sales and marketing initiatives and draw increased attention by the industry to our Perfect Fryer. Given the positive reception of these marketing and sales initiatives, and recognizing the advantages of technology, complementary sales tools will continue to be developed.

Here in Canada, a new program was introduced to the distributor base this quarter, which helps distributors establish a rental fleet of Perfect Fryers. A fryer is offered to potential customers on a rental basis in order to try the Perfect Fryer before purchasing. Early indications are that the program is being extremely well received, and is achieving its primary purpose.

Sales outside Canada and the U.S. in the first quarter exhibited a sharp decline compared to that of Fiscal 2002. We do not attribute this decline to any specific factors, and in fact we remain optimistic about opportunities in the international market. At least two international business development tours, one to Europe and one to South East Asia, are planned for later this year

In all geographic regions, efforts continue in the development of chain accounts. A number of regional chain accounts in the U.S. are already using Perfect Fryers to enhance their profitability and expand their menus; more are in the testing phase. In addition, a chain account of approximately 200 locations headquartered in Eastern Canada has shown keen interest in our fryers, and plans to begin a rollout in the upcoming second quarter of 2003.

After a very successful Fiscal 2002, having retired all of its debt and achieved a net increase in cash flow of $553,998 over the year, the Company acquired a building in Calgary to house the Company's head office and manufacturing facilities. The mortgage on the property of $806,250, of which $19,175 is current, is the Company's only long-term debt. The previous owner will continue to lease 81% of the available space at a rate of $7,800 per month until Perfect Fry moves in on December 1, 2003. Another tenant will continue to occupy an additional 19% of the space, leased for 5 years and 10 months at a rate of $1,760 per month. The Company believes that by owning its own head office and manufacturing facilities, rather than continuing to lease premises, Perfect Fry will have an appreciating asset that the Company will be at liberty to modify as its needs evolve. We are excited and proud to have been in a position to take advantage of this opportunity, and consider this an important event in the history of Perfect Fry.

Perfect Fry's team of dedicated employees, management and directors look forward to meeting the challenges and opportunities that lie ahead. We look to the remainder of the year with considerable enthusiasm.

On behalf of the Board,





Jack Senior

Gary Calderwood

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUE
Fiscal 2003 has started out on a strong note. Revenue for the first quarter was $733,768, exceeding record first quarter revenues achieved in the first quarter of 2002 of $729,677. Strongest growth by market sector was in Canada, where revenue increased by 54.9% to $203,720 from $131,463 in the first quarter of Fiscal 2002. A new program was introduced to the Canadian distributor base this quarter, which helps distributors establish a rental fleet of Perfect Fryers. A fryer is offered to potential customers on a rental basis in order to try the Perfect Fryer before purchasing. Early indications are that the program is being extremely well received, and is achieving its primary purpose.

Our strongest market, the U.S., managed to achieve a 1.9% increase in sales in the first quarter of Fiscal 2003 over the same period in Fiscal 2002, despite the unsure economy south of the border. Management believes this continued success is largely a result of the marketing and sales initiatives undertaken during Fiscal 2002 and the supporting infrastructure the Company has been building for several years. This includes a number of collaborative and strategic alliances with national food manufacturers which both support the Company's sales and marketing initiatives and draw increased attention by the industry to our fryer.

Perfect Fry's export agents continue to develop the international markets. Sales outside Canada and the U.S. in the first quarter exhibited a sharp decline compared to that of Fiscal 2002. Management does not attribute this decline to any specific factors, and in fact remains optimistic about opportunities in the international market. At least two international business development tours, one to Europe and one to South East Asia, are planned for later this year. However, the Company will be monitoring market growth and will look forward to managing and appointing additional export agents as sales volumes warrant.

EXPENSES
Operating expenses for the quarter increased slightly by 1.4% to $682,182, compared with $672,832 for the quarter the previous year, primarily due to a 14.5% increase in US Marketing Initiatives. This expense, while higher than that of the same period last year, remains well within budget, and is reflective of the struggling U.S economy. Non-Operating expenses decreased to $45,063 in the first quarter of Fiscal 2003, compared with $59,399, in the same period of Fiscal 2002.

NET EARNINGS
Net earnings were $6,523 compared with a loss of ($2,554) in the same period last year. Operating margins fell slightly to $51,587 compared with $56,845 the previous year. As such, the operating margin (Revenues less Operating Expenses) as a percentage of Revenues remained virtually unchanged, 7.03% in the first quarter of Fiscal 2003 compared with 7.79% in the same period of Fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES
After retiring all of its debt and achieving a net increase in cash flow of $553,998 during Fiscal 2002, Perfect Fry was in a position to acquire a building in Calgary to house the Company's head office and manufacturing facilities. The mortgage on the property of $806,250, of which $19,175 is current, is the Company's only long-term debt. As a result the Company's liquidity position as measured by the current ratio (current assets divided by current liabilities) has decreased from 7.4 at October 31, 2002 to 3.9.

Perfect Fry has in place an operating bank credit facility of $600,000, of which $65,008 was utilized at January 31, 2003. Contributing to the need to once again utilize this capital resource was the increased accounts receivable and inventory balances. While the accounts receivable balance of $774,921 is a little high, it is the result of certain planned incentive programs and it is expected that operating cash flows will amply support future growth and capital expenditures of the Company. The inventory level of $674,404 at the end of Fiscal 2002 represented the lower boundary of the "comfort zone" for management, and as such, it is anticipated that inventory levels will increase to match future revenue expectations. Accounts payable, increasing 38.6% from $227,026 at the end of Fiscal 2002 to 314,684 at the end of the first quarter of Fiscal 2003, represents a return to normal levels, and we look forward to increasing efficiency and cost savings by taking advantage of early payment discounts where possible.

MANAGEMENT DISCUSSION AND ANALYSIS (CONTD)

OUTLOOK

Perfect Fry now has in place a marketing and sales infrastructure that will support the growth plan the Company has been developing for several years. This infrastructure enabled the Company to benefit from Canada's strong economic growth during the year and to improve its performance in the United States despite a struggling economy there. Management believes its marketing and sales infrastructure, its plan for growth and the employee and management team in place all position the Company to capitalize on sales opportunities as the economies in other countries regain their vigor.

During the year, Perfect Fry looks forward to taking initiatives to further develop its traditional markets in Canada and the United States by enriching its present sales incentives while identifying growth opportunities within these markets.

Efforts continue with respect to developing relationships with chain accounts. A number of regional chain accounts in the U.S. are already using Perfect Fryers to enhance their profitability and expand their menus. In addition, a chain account of approximately 200 locations headquartered in Eastern Canada has shown keen interest in our fryers, and plans to begin the rollout in the upcoming second quarter of 2003.

The Company's investments in research and development continue to generate improvements that advance the Company's product and quality leadership and new product development. While these investments are long term in nature, management believes they are essential to enhancing the value of the Company. In addition to current product enhancement, another R&D (research and development) priority is to further diversify Perfect Fry's revenue by developing new products and accessories that complement the Company's line of Perfect Fryers.

FORWARD LOOKING STATEMENTS

Certain comments in this Management's Discussion and Analysis and elsewhere in this report of Perfect Fry Corporation contain forward looking statements which are based on the Company's current expectations and assumptions. These are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, but may not be limited to, general business and economic conditions and competitive actions.

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

ASSETS

	3 Months ended Jan 31, 2003 $	Year Ended Oct 31, 2002 $
CURRENT		
Cash and cash equivalents	-	288,068
Accounts receivable	774,921	696,012
Inventories (Note 2)	737,873	674,404
Prepaid expenses	31,343	22,770
	1,544,137	1,681,254
PROPERTY, PLANT AND EQUIPMENT (Note 3)		
Land and building	1,103,830	-
Other	155,687	155,010
	1,259,517	155,010
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	674,598	676,549
	3,478,252	2,512,813

LIABILITIES AND SHAREHOLDERS' EQUITY

	3 Months ended Jan 31, 2003 $	Year Ended Oct 31, 2002 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	65,008	-
Accounts payable and accrued liabilities	314,684	227,026
Current portion of long term debt (Note 6)	19,175	
	398,867	227,026
LONG TERM DEBT (Note 6)	787,075	
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,461,471	1,461,471
Retained earnings	830,839	824,316
	2,292,310	2,285,787
	3,478,252	2,512,813

Commitment (Note 8)

ON BEHALF OF THE BOARD:



Director



Director

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (UNAUDITED)

	3 Months ended Jan 31, 2003 $	3 Months ended Jan 31, 2002 $
REVENUE	733,768	729,677
OPERATING EXPENSES		
Cost of goods, selling and administration	586,951	589,676
US marketing initiatives	95,231	83,156
Total operating expenses	682,182	672,832
NON-OPERATING EXPENSES		
Interest	63	5,999
Amortization		
Deferred product development costs	27,000	39,000
Property, plant and equipment	18,000	14,400
Total non-operating expenses	45,063	59,399
	727,245	732,231
NET EARNINGS (LOSS)	6,523	(2,554)
RETAINED EARNINGS, beginning of year	824,316	457,530
RETAINED EARNINGS, January 31	830,839	454,976
EARNINGS (LOSS) PER SHARE (Basic and Diluted – Note 6)	0.00	0.00

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	3 Months ended Jan 31, 2003 $	3 Months ended Jan 31, 2002 $
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net earnings (loss)	6,523	(2,554)
Items not affecting cash		
Amortization of deferred product development costs	18,000	39,000
Amortization of property, plant and equipment	27,000	14,400
	45,000	53,400
Changes in non-cash working capital		
Accounts receivable	(78,909)	(232,863)
Inventory	(63,469)	143,638
Prepaid expenses	(8,573)	(12,820)
Accounts payable and accrued liabilities	87,659	(169,601)
	(63,292)	(271,646)
	(11,769)	(220,800)
INVESTING		
Additions to deferred product development costs	(25,050)	(1,049)
Additions to property, plant and equipment – other	(18,677)	(4,193)
Additions to property, plant and equipment – land and building	(1,103,830)	-
	(1,147,557)	(5,242)
FINANCING		
Loan on building	806,250	-
INCREASE (DECREASE) IN CASH POSITION	(353,076)	(226,042)
CASH (BANK INDEBTEDNESS), beginning of period	288,068	(265,930)
CASH (BANK INDEBTEDNESS), end of period	(65,008)	(491,972)

Note:

Interest paid	63	5,999
Income taxes paid		-

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2003

1. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its subsidiary companies, all of which are wholly-owned.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes

The Company ultilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and Diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas for which management is required to make near-term estimates is in the assessment of the net realizable value of accounts receivables and inventories, the net recoverable value of deferred product development costs and the assessment of the likely realization of future tax assets. Actual amounts could differ from those estimates.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTD.)
FOR THE THREE MONTHS ENDED JANUARY 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD)

Basis of Revenue Recognition

All revenue is derived from the assembly and sale of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months.

Reclassification

Certain of the prior year amounts have been reclassified to conform with the current year presentation.

2. INVENTORIES

	3 Months ended Jan 31, 2003 $	Year Ended Oct, 31 2002 $
Finished goods	446,066	411,087
Parts	291,807	263,317
	737,873	674,404

3. PROPERTY, PLANT AND EQUIPMENT

	January 31, 2003		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	703,830	-	703,830
Office and equipment	439,089	296,123	142,966
Leasehold improvements	42,486	29,765	12,721
	1,585,405	325,888	1,259,517

	October 31, 2002		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	-	-	-
Building	-	-	-
Office and equipment	420,412	278,123	142,289
Leasehold improvements	42,486	29,765	12,721
	462,898	307,888	155,010

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTD.)
FOR THE THREE MONTHS ENDED JANUARY 31, 2003

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	Jan 31, 2003 $	Oct 31, 2002 $
Deferred product development costs	1,731,631	1,706,581
Accumulated amortization	1,057,032	1,030,032
	674,599	676,549

5. BANK INDEBTEDNESS

The Company has a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus 0.75% and are secured by all assets of the business.

6. LONG TERM DEBT

The mortgage payable to the Community Credit Union is repayable in monthly amounts of $5,487 which includes interest at 5.43% and is amortized over a 20 year term. The mortgage payable is renewable at March 1, 2004, and is secured by the land and building.

	Jan 31, 2003 $	Oct 31, 2002 $
Mortgage payable	806,250	-
Less: current portion	(19,175)	-
Long term debt	787,075	-

Principal payments on the mortgage become repayable as follows:

	Jan 31, $
2003	19,175
2004	24,169
2005	25,499
2006	26,872
2007	28,383
2008 and thereafter	682,152
	806,250

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTD.)
FOR THE THREE MONTHS ENDED JANUARY 31, 2003

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued and Outstanding

	Jan 31, 2003	Jan 31 2002
Issued and Outstanding at beginning of period	9,788,656	9,788,656
Issued during the period	-	-
Issued and Oustanding at end of period	9,788,656	9,788,656

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at the end of January 31, 2003.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the 3 months ended January 31	2003	2002	2003	2002	2003	2002
Basic earnings per share	$6,523	($2,554)	9,788,656	9,788,656	$0.00	$0.00
Diluted earnings per share	$6,523	($2,554)	9,788,656	9,788,656	$0.00	$0.00

Options

Under the stock option plan of the Company, options may be granted to directors, officers and employees for the purchase of common shares. The following options have been granted, pursuant to the stock option plan. Of the options outstanding, 215,000 were issued to directors and officers of the Company.

Options	Options Issued and Outstanding		Weighted Average Exercise Price	
	Jan 31 2003	Oct 31, 2002	Jan 31 2003	Oct 31, 2002
Outstanding at beginning of period	370,000	505,000	$ .30	$ .27
Options forfeited	-	(135,000)	-	.20
Options exercised	-	-	-	-
Outstanding at end of year	370,000	370,000	.30	.30
Options exercisable at year-end	370,000	370,000		
Options held by directors and officers	215,000	215,000		

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at Jan. 31/03	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at Jan. 31/02	Weighted Average Exercise Price
$0.30	370,000	1.34	$0.30	370,000	$0.30

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTD.)
FOR THE THREE MONTHS ENDED JANUARY 31, 2003

8. COMMITMENT

The company is committed to future annual operating lease payments and mortgage payments for facilities, not including operating costs as follows:

	$
2003	39,315
2004	13,105

9. EXPORT SALES

The Company's operations are conducted in one business segment: however, the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the Three Months Ended January 31, 2003	2003	2002
USA	$525,340	$515,415
Canada	203,720	131,463
Other International	4,709	82,463
Total	$733,768	$729,677

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash, accounts receivable, bank indebtedness, mortgage payable and accounts payable and accrued liabilities. The fair values of all financial instruments are estimated to approximate their carrying values due to their short-term nature. All credit risk is within the foodservice industry.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTD.)

THREE MONTH ENDED JANUARY 31, 2003

11. INCOME TAXES

The Company ultilizes the liability method of tax allocation for accounting for income taxes.

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2002 $	2001 $
Net earnings	366,786	(237,234)
Combined Federal and Provincial income tax rate	39.2%	42.1%
Computed income tax provision (recovery)	143,780	(99,876)
Increase (decrease) resulting from		
Recognition of future tax assets previously allowed for including rate changes	(154,620)	(5013)
Inventory Allowance	(2,305)	91,357
Non-deductible amortization	8,156	8,759
Other	4,989	4,773
Net provision for income taxes	-	-

The Company has non-capital losses for income tax purposes which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2002 $	2001 $
2005	104,500	104,500
2007	60,500	60,500
2008	67,000	67,000
2009	9,500	-
	241,500	232,000

Significant components of the Company's future tax assets as of October 31, 2002 at 39.2% and 2001 at 42.1% are as follows:

	2002 $	2001 $
Operating losses carried forward	94,500	97,500
Tax values of assets in excess of accounting values	708,000	894,000
Capital losses carried forward	167,000	179,000
Investment tax credits carried forward	128,500	100,000
Total future tax assets	1,098,000	1,271,000
Valuation allowance	(1,098,000)	(1,271,000)
Net future tax assets	-	-

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.
Vancouver, BC

Gary G. Calderwood
President and CEO,
Perfect Fry Corporation
Calgary, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

Vic Walls
President,
Border Paving Ltd.
Red Deer, AB

LEGAL COUNSEL

Fraser Milner Casgrain
30th Floor, 237 - 4 Ave SW
Calgary, AB T2P 4X7

OFFICERS

Gary G. Calderwood
President, CEO,
Secretary-Treasurer

Sharon L. Haasdyk
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, AB
T2E 1C2

TRANSFER AGENT

Computershare Trust
Company Of Canada
600, 530 8th Ave SW
Calgary, AB
T2P 3S8

INTERNATIONAL HEAD OFFICE

615 71st Avenue SE
Calgary, AB, Canada
T2H 0S7
Telephone: (403) 255-7712
Fax: (403) 255-1725
1-800-265-7711
E-Mail: invest@perfectfry.com
Internet: www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood

STOCK EXCHANGE LISTING

TSX Venture Exchange,
Symbol: PNM

As of January 31, 2002 there were 9,788,648 shares issued and outstanding.


PERFECT FRY COMPANY
CAUTION
IN CASE OF FIRE
PULL

PERFECT FRY CORPORATION

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